UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2016

____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information regarding revision of bylaws approved by the General Meeting of Shareholders held on March 3, 2016
2.	Notice for Ordinary General Shareholders’ Meeting to be held on March 31, 2016
3.	Proposed distribution of the profits to be considered by Ordinary General Shareholders’ Meeting to be held on March 31, 2016

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs the following:

1.	The General Meeting of Shareholders held on March 3rd, 2016, approved the insertion of the following paragraph to Article 14 of the company’s by-laws:

“ARTICLE 14. ORDINARY MEETINGS. Ordinary Shareholders' Meetings shall be held two (2) times each year no later than the last business day of March and September in order to review the Company's situation, appoint administrators and other elected officials, set the economic guidelines for the Company, approve the statements and balances of the last accounting period, decide on distribution of profits, and agree on any measures necessary to ensure the fulfillment of the corporate purpose. If the meeting is not called, the Shareholders' Meeting shall automatically convene on the first (1) day of April at ten o'clock in the morning (10:00 a.m.) at the Company’s headquarters. Management shall allow the shareholders or their representatives to inspect the Company's books and documents during the fifteen (15) business days preceding the meeting.

PARAGRAPH - The Company’s consolidated financial statements may be submitted for the consideration and approval of the Shareholders´ Meeting in an assembly that may take place at any time during the immediately following accounting period.”

Item 2

2.	An Ordinary General Meeting of Shareholders has been summoned for March 31st, 2016, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

Ordinary General Meeting of Shareholders

Summoning

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. summons the ordinary shareholders of the company to an Ordinary General Meeting of Shareholders that will take place next Thursday, March 31st, 2016 at 9:00 am, at the auditorium of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification,

2.	Consideration of the agenda,

3.	Appointment of a committee for approval of the minutes,

4.	Report of the Board of Directors and the President of the Company,

5.	Separate Financial Statements for the period ended on December 31st, 2015,

6.	External Audit report,

7.	Consideration and approval of the Report of the Board of Directors and President of the Company, Separate Financial Statements and its attachments for the period ended on December 31st, 2015,

8.	Consideration and approval of the Proposed Distribution of Profits,

9.	Election of the Board of Directors and approval of its compensation

10.	Election of the Company’s External Auditor and approval of its compensation

11.	Propositions and miscellaneous

Pursuant to legal and statutory regulation the Financial Statements for the period ended on December 31st, 2015 and related documentation, will be available for inspection during the legal term at the office of the General Secretary of the Company located at Carrera 13 N° 26A-47, Piso 26, Bogotá D.C.

Shareholders may be represented in the meeting by a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your assistance certificate in advance, please confirm your assistance to Deceval at the phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). It is recommended that prior to the meeting, the shareholders’ representatives file their proxies at Deceval’s offices located in Calle 24 No. 59-42, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez

President - Grupo Aval Acciones y Valores S.A.

March 4, 2016”

Item 3

3.	The following will be the proposed distribution of the profits obtained during the six month period comprised between July 1st and December 31st, 2015, to be considered at such Ordinary General Shareholders Meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.

PROPOSED DISTRIBUTION OF PROFITS

FOR THE PERIOD BEGINNING ON JULY 1st AND ENDING ON DECEMBER 31st, 2015

GENERAL MEETING OF SHAREHOLDERS

Net Income			1,086,061,213,601.27

With tax benefit		1,086,061,213,601.27
Without tax benefit		0.00

Plus:
Occasional reserve release at the disposal of the General Meeting of shareholders			5,012,798,205,413.09
With tax benefit		4,104,497,212,802.76
Without tax benefit		908,300,992,610.33

Total Income available for disposal of the General meeting of Shareholders			6,098,859,419,014.36

To distribute a cash dividend of $ 4.90 per share per month from April to September 2016, including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting.			655,061,904,474.60

With benefit		655,061,904,474.60

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of April 2016, will be paid from the fourth trading day following the date in which the General Meeting of Shareholders approves the distribution of profits, which is from April 6. In this month, dividends will be paid until April 15.

Occasional reserve at the disposal of General Meeting of Shareholders			5,443,797,514,539.76

Total with tax benefit
Year 2015 - Second Semester-with tax benefit:	1,086,061,213,601.27
Acumulated - with tax benefit	3,449,435,308,328.16	4,535,496,521,929.43

Total without tax benefit
Year 2015 - Second Semester - without tax benefit	0
Acumulated - without tax benefit	908,300,992,610.33	908,300,992,610.33

TOTAL			6,098,859,419,014.36

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel